Cyclone Power Technologies, Inc.

601 NE 26th Court

Pompano Beach, FL 33064

Phone: 954-943-8721 Fax: 954-788-6565

www.cyclonepower.com

August 30, 2017

Mr. Brian Cascio

Accounting Branch Chief

Office of Electronics and Machinery

Mail Stop 3030

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Cyclone Power Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016

Filed July 31, 2017 File No. 000-54449

Dear Mr. Cascio

In response to your letter of August 22, 2017, you requested the company to revise in Item 9A, Controls and Procedures, page 14 as stated:

1. Please amend your Form 10-K to provide management’s report on internal control over financial reporting, as required by Item 308(a) of Regulation S-K. In light of the material weaknesses identified on page 14, consistent with Item 308(a)(3) of Regulation S-K please note that management is not permitted to conclude that your internal control over financial reporting was effective as of December 31, 2016.

The company proposes to include the following in the amended Dec 31 2016 10K filing.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation as required by paragraph (b) of Rule 13a-15 and 15d-15 of the Exchange Act, under the supervision and with the participation of our management, including our President (Chief Executive Officer) and Chief Financial Officer, of the effectiveness of our financial disclosures, controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2016.

A material weakness can be defined as an insufficiency of internal controls that may result in a more than remote likelihood that a material misstatement will not be prevented, detected or corrected in a company’s financial statements.

Based upon that evaluation, our President (Chief Executive Officer) and Chief Financial Officer concluded that our disclosure controls and procedures were not effective, based on the following deficiencies:

●	Weaknesses in Accounting and Finance Personnel: We have a small accounting staff and we do not have the robust employee resources and expertise needed to meet complex and intricate GAAP and SEC reporting requirements of a U.S. public company. Additionally, numerous adjustments and proposed adjustments have been noted by our auditors. This is deemed by management to be a material weakness in preparing financial statements.

●	We have written accounting policies and control procedures, but we do not have sufficient staff to implement the related controls. Management had determined that this lack of the implantation of segregation of duties, as required by our written procedures, represents a material weakness in our internal controls.

●	Internal control has as its core a basic tenant of segregation of duties. Due to our limited size and economic constraints, we are not able to segregate for control purposes various asset control and recording duties and functions to different employees. This lack of segregation of duties had been evaluated by management, and has been deemed to be a material control deficiency.

We have determined that the above internal control weaknesses and deficiencies could result in a reasonable possibility for financial statements that material misstatements will not be prevented or detected on a timely basis by our internal controls.

Changes in Internal Control Over Disclosure Controls and Procedures.

Management is currently evaluating what steps can be taken to address these material weaknesses. As a growing small business, we continuously devote resources to the improvement of our internal control over financial reporting. Due to budget constraints, the staffing size, proficiency and specific expertise in the accounting department is below requirements for the operation. We are anticipating correcting deficiencies as funds become available.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting is being designed to include policies and procedures that are intended to:

(i) maintain records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management applied the integrated framework and criteria which has been developed and set forth by the Committee of Sponsoring Organizations of the Treadway Commission (Coso). This assessment included an evaluation of the design and procedures of our control over financial reporting. Based on this evaluation, our management concluded that as of December 31, 2016 our internal control over financial reporting was not effective due to certain material weaknesses. These identified material weaknesses included (i) an insufficient accounting staff; (ii) limited checks and balances in processing cash and other transactions; and (iii) lack of sufficient active independent directors and an independent audit committee.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

We are committed to improving our financial and oversight organization and procedures. During the remainder of 2017 and into 2018, we intend to adopt new accounting and disclosure controls and procedures, improve existing procedures to remedy material weaknesses in our internal control over financial reporting and to add experienced personnel to our accounting staff as our financial ability allows. We also hope to add independent directors to our Board of Directors, and to establish an Audit Committee comprised of independent directors with accounting and /or financial reporting expertise.

Very truly yours

/s/ Bruce S Schames

CFO